

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2026

Milton Chen
Co-Chief Executive Officer
VSee Health, Inc.
980 N Federal Hwy
Suite 304
Boca Raton , FL 33432

> **Re: VSee Health, Inc.**
> **Registration Statement of Form S-1**
> **Filed December 29, 2025**
> **File No. 333-292464**

Dear Milton Chen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: M. Ali Panjwani